

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

<u>VIA Secure E-mail</u>
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

> **Re:** **Signal Advance, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 4, 2012**
> **CIK No. 0001545061**

Dear Mr. Hymel:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Cautionary Statements, page 3</u>

2. Please move your disclosure on page 3 about forward looking statements to a later part of your prospectus after the risk factors.

Overview, page 6

3. Please disclose the fact that your auditors have raised substantial doubt about your ability to continue as a going concern, that you are currently not profitable as well as the fact that you "currently lack sufficient capital to generate revenue or operate the business in a profitable manner" as you describe in your third risk factor. Also, please disclose that you have not yet sold any products to date.

4. Please quantify your loss as of your last fiscal year and interim stub. In addition, quantify your monthly "burn rate" and indicate how long current resources will last at this rate before you must find an additional source of capital.

5. Revise here and more thoroughly in the business section to explain the steps you need to take, as well as the capital needed and expected timelines, to reach revenue generation with your technology. Discuss in this regard any expected development of prototypes and regulatory approvals, if any, such as FDA review.

Solution, page 6

6. Please provide independent, objective support for your statements about the effectiveness of your SAT technology here and in your "Recent Progress" Section on page 8. We note that the university study by your chief executive officer does not appear to be independent or objective support for these statements. If you are unable to provide such support, please revise your statements accordingly.

7. Explain what you mean when you state that your technology was "proven."

8. Throughout where you discuss what your product "can" do, please revise to identify these statements as anticipatory in nature, since it does not appear that your product has done any of the indicated things, either in commercial use or otherwise

9. It is unclear what you mean when you state that your technology is based on a "negative group delay" which you describe as a "well documented phenomenon." As investors may not be familiar with wave propagation physics, please revise your disclosure so that it is clear to investors. In addition, throughout revise to explain scientific terms that an average investor may not understand.

Market, page 6

10. Please provide us the source for the market statistics you cite in this section and on pages 30-31 and provide us marked copies to show the data you cite in your prospectus.

Intellectual Property, page 7

11.   It is unclear why you believe it is appropriate to include the valuation you disclose here
        and in other sections of your prospectus in light of the fact that the executive summary
        that you filed as exhibit 99.1 states that this is "highly speculative," that "these markets
        are unproven," that "[v]aluations are intended for planning purposes only," and that the
        valuation is "only an estimate with no guarantees of future outcome."   Please revise or
        advise.

12.   Please provide additional details about the valuation expert's experience at valuing
        intellectual property for public company financial statement purposes and quantify the
        consideration received for the valuation services.

13.   Please clearly disclose the number of patents and patent applications as well as identify
        the foreign counterparts.

Recent Progress, page 8

14.   Please identify the "research institutions and private companies" that you have
        established collaborations with and describe with specificity what the collaborations
        include. Also, please tell us why you have not filed these collaborations as exhibits.

15.   Since the summary should provide disclosure about key aspects of the offering, it is
        unclear why you have elected to include discussions of the Goradia Innovation Prize and
        Innovator of the year award as these do not appear to reflect those aspects of the offering
        that are most significant. Please revise accordingly.

Selling Shareholders, page 17

16.   Please note that individuals are generally deemed to beneficially own the shares held by
        their spouses and minor children. Please revise as appropriate.

Differentiation, page 26

17.   Please tell us whether the individuals who made the statements provided in this section
        have any interests in the company including, but not limited to, as vendors, consultants,
        stockholders or otherwise. Please tell us what prompted them to make these statements
        on your behalf.

Description of Securities, page 22

18.   Please explain the reference to the stock symbol and CUSIP number.

Description of Business, page 25

19.   In light of the fact that you do not appear to have generated revenues from your
        technology, please explain the reference to "steady growth."

Validation, page 27

20.   Please clarify what actions the supervisory committee took to confirm the study results
        and approve the dissertation as you state in your disclosure. It is unclear how these
        actions imply that these individuals validated the technology, rather than just approving
        the PHD thesis on other grounds. Also, please explain the extent of the "peer-review" of
        the engineering article and provide us a copy of the article.

Financial Statements and Supplementary Information, page 37

21.   Please update the financial statements and related disclosures in your filing, as necessary,
        as required by Rule 3-12 of Regulation S-X.

22.   Please note that the FASB Accounting Standards Codification is effective for interim and
        annual periods ending after September 15, 2009. As a result, all non-SEC accounting and
        financial reporting standards have been superseded. In future filings, please also revise
        any references to accounting standards accordingly.

23.   Please present only the balance sheets as of the end of your most recent fiscal quarter and
        as of the end of the preceding fiscal year. Also, present only income statements and
        statements of cash flows for the interim period up to the date of such balance sheet and
        the comparable period of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-
        X.

Balance Sheets, page 39

24.   We note that your December 31, 2011 total liabilities, total shareholders' equity and total
        liabilities and equity do not equal the sum of the components of these categories.
        Additionally, the December 31, 2011 balance sheet on page 39 is different from the
        balance sheet presented on page 49. Please revise to reconcile the totals of your
        December 31, 2011 balance sheet and to reconcile it to the balance sheet on page 49.

Statements of Income and Expense Distribution, page 40

25.   Please revise your presentation of earnings per share on the face of all your statements of
        income to round to the nearest cent, in order not to imply a greater degree of precision
        than exists.

Statement of Cash Flow, page 41

26.   Please address the following regarding your statements of cash flow presented on pages
41, 51 and 62, and revise as necessary:

•   Revise to present short term loans as financing activities instead of operating
activities. Refer to paragraph 230-10-45-14 of the FASB Accounting Standards
Codification.
•   Revise to present depreciation expense as an adjustment to reconcile net income
to net cash provided by operations under operating activities instead of as an
investing activity. Refer to paragraph 230-10-45-28.b. of the FASB Accounting
Standards Codification.
•   Explain to us why there is no depreciation expense for the periods January – June
2012 and 2011.
•   Explain to us why the decrease in marketable securities and the increase in
comprehensive gain/(loss) of $24,583 during the period January – June 2012,
which appear to be non-cash transactions, are being included in investing and
financing activities, respectively, in the statement of cash flow. Refer to Topic
230-10-45 of the FASB Accounting Standards Codification.
•   Explain to us why trade payable is presented as a financing activity instead of as
an operating activity. Refer to paragraph 230-10-45-17 of the FASB Accounting
Standards Codification.
•   Explain to us whether any of the capital investments of $222,750 for the period
January – June 2012, $76,667 for the year ending December 31, 2011, or
$337,468 for the year ending December 31, 2010 represent non-cash issuances of
common stock. Refer to paragraph 230-10-45-10 of the FASB Accounting
Standards Codification.

Note A – Summary of Significant Accounting Policies, page 42

27.   Please add an affirmative statement that the financial statements include all adjustments
that, in the opinion of management, are necessary in order to make the financial
statements not misleading. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Audited Financial Statements and Supplementary Information, page 47

28.   Please present prior period financial statements for the year ended December 31, 2010 on
a comparative basis with those of the current period. Refer to paragraph 205-10-45-1 of
the FASB Accounting Standards Codification.

Report of Independent Registered Public Accounting Firm, page 48

29.   Please revise this report to refer to and opine not only on the financial statements of the
       current period but also to those of the prior period that are presented. Refer to Public
       Company Accounting Oversight Board Auditing Standard AU 508.65.

Note A – Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 53

30.   We note your revenue recognition disclosures that you recognize revenue under licensing
       agreements and consulting agreements. Please revise to make these policies more
       specific. The policies should also address persuasive evidence of an arrangement,
       delivery, collectability, the extent of any transfers of title, customer acceptance, training
       or other post shipment obligations, etc. and how these impact revenue recognition. In
       addition, provide details of whether the revenue arrangements have multiple deliverables
       and the impact of Topic 605-25 of the FASB Accounting Standards Codification. Refer
       to SAB Topic 13.

Note B – Intangible Property, page 54

31.   Please tell us the type and amount of all consideration given for the assignment of
       intellectual property to the company in 2008. If non-cash consideration was given, tell us
       how fair value was determined. Refer to paragraphs 845-10-30-1 and 845-10-30-8 of the
       FASB Accounting Standards Codification.

32.   Please tell us your accounting policy for the future contingent payments associated with
       this assignment, or what your accounting policy will be, and the related accounting
       standards that are applicable. Additionally, revise to disclose the significant terms of the
       assignment and any contingent payments.

33.   Please tell us the nature and amounts of the subsequent costs capitalized for intellectual
       property protection and why such costs were not expensed under the requirements of
       paragraph 350-30-25-3 of the FASB Accounting Standards Codification.

Note C – Marketable Securities, page 54

34.   Please tell us the nature of the marketable securities and reconcile the zero balance on
       page 54 to the $25,000 presented on the balance sheet on page 49. Additionally, explain
       to us why the marketable securities have not been other than temporarily impaired. Refer
       to paragraphs 320-10-35-18 through 34 of the FASB Accounting Standards Codification.

Note H – Trade Payable, page 55

35.   Please tell us why this item is classified as a non-current liability and revise your footnote
        disclosure as appropriate.

Audited Financial Statements and Supplementary Information, page 58

36.   We note the reverse stock split disclosed in your 2011 financial statements. Please revise
        the 2010 financial statements to present the reverse stock split on a retroactive basis.
        Refer to paragraph 260-10-55-12 of the FASB Accounting Standards Codification.

Statements of Income and Retained Earnings (Accumulated Deficit), page 61

37.   We note that you recognized $100,000 of licensing revenue during 2010. Please explain
        and revise your revenue recognition policy on page 64 to discuss why the entire license
        revenue was recognized during 2010 citing the accounting literature you relied on.

Management's Discussion and Analysis of financial condition, page 69

38.   Please expand your disclosure to describe the source of your revenues for the periods
        provided including why those revenues differed from year to year.

Directors and Officers, page 73

39.   Please clarify which of these individuals are directors of the company. For example, we
        note Mr. Stubbers' biography does not identify him as a director, but it appears from the
        table he may be a director. Also, please revise your executives' and directors'
        biographies to clearly state their business experience during the past five years. For
        example, it is unclear when Dr. Skolnick retired from CytoGenix and when Mr. Stubbers
        worked for the companies listed in his biography.

Signatures

40.   Please ensure that your public EDGAR filing includes signatures from your principal
        executive officer, principal financial officer, your controller or principal accounting
        officer and by at least a majority of the board of directors. See the Instructions to
        Signatures in Form S-1.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in text searchable PDF files using the secure
e-mail system we describe on our website at
http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director